Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Grant of US Patent
Released	11:03 10-Aug-05
Number	9432P

RNS Number:9432P
ReGen Therapeutics PLC
10 August 2005

10 August 2005

ReGen Therapeutics announces grant of U.S. patent on use of Colostrinin(tm) to promote induction of Cytokines

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company whose product Colostrinin(tm) has shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of Colostrinin(tm) as an inducer of cytokines has been granted by the United States Patent and Trademark Office. The patent is owned by the Board of Regents of the University of Texas System and is based upon long term research at the University of Texas Medical Branch (UTMB) at Galveston, which has been sponsored by ReGen. UTMB has licensed the patented technology to ReGen under the world wide exclusive license agreement that exists between the two parties.

The new patent covers the use of Colostrinin(tm), its constituent peptides and analogues to promote cytokine induction. Cytokines are molecules that are involved in communication between cells.

Potential utility of this patent is expected to be welcomed by people with Alzheimer's disease, because "the induction of cytokines can modulate the immune response in those patients" said Dr. Kruzel, Scientific Consultant to ReGen and Adjunct Professor at the UT Medical School at Houston.* He also added that the present invention provides a method of modulating an intracellular signalling that leads to reduction of cell damaging reactive oxygen species (ROS). Both are important in the context of Alzheimer's disease and may go some way to explain the clinical benefits shown to be associated with ColostrininTM in clinical studies".

The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. ReGen now holds rights to 5 different patents relating to Colostrinin(tm); one for the use of Colostrinin(tm) in Alzheimer's disease and other neurodegenerative conditions (granted in 10 countries), one for its use as a dietary supplement in combination with other substances (granted in UK) and 3 UTMB 'mode of use' patents (granted in USA). The Company has filed a number of other patent applications in relation to Colostrinin(tm) its constituent peptides and analogues and these are currently being evaluated by the relevant patent authorities.

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Commenting on the latest patent grant, Chairman Percy Lomax said "This is now the third granted US patent to come from our long standing association with UTMB and represents further progress in our development programme. It remains a pleasure to collaborate with such an excellent team of scientists."

*Dr. Marian Kruzel is a faculty member at the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also he serves as a reviewer on several scientific journals, including Clinical and Experimental Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental

Therapeutics and Oncology. He is a former Chairman of the Board of the Cancer Coalition of America.

Through a consultancy agreement with the Company Dr. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company.

For more information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Acquisition of Rights
Released	10:27 06-Sep-05
Number	8809Q

RNS Number:8809Q
ReGen Therapeutics PLC
06 September 2005

ReGen Acquires Rights To New Use for Well Known Drug

6th September 2005

ReGen Therapeutics Plc ('ReGen' or 'the Company') announces that it has entered into an exclusive option arrangement with Sciencom a private company, which has discovered an important new use for zolpidem, a long-established drug, currently marketed for the treatment of insomnia. A patent application has been filed to cover this new use.

A significant body of 'open' clinical case observations has shown that zolpidem can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions e.g. stroke, traumatic brain injury, vascular dementia and Bell's palsy. The clinical effects of this dormancy reversal have been restoration of consciousness, swallowing, co-ordination and motor function after stroke and traumatic brain injury. Given that stroke alone is the largest single cause of severe disability in England and Wales, with over 250,000 people being affected at any one time, the Company believes that this represents a significant medical and commercial opportunity.

This reversal of dormancy has been visualised by SPECT brain scanning on dosing with zolpidem. The clinical effect is generally proportional to the size and position of the dormant area and correlates with drug levels in the brain/plasma. Whilst to date these effects have been achieved with existing formulations these are less than ideal for the new use, with sedation as a significant limiting factor. ReGen is therefore looking to develop new formulations to optimise the delivery of this important clinical benefit to a diverse range of patients.

With this in mind, ReGen is managing a feasibility study. Assuming the success of this study ReGen will undertake several studies, in collaboration with its recently acquired subsidiary Guildford Clinical Pharmacology Unit Ltd, designed to demonstrate clinical proof of principle. Positive results in these studies will trigger a shares only option payment to Sciencom and the results will be used to find a commercial partner to complete formulation, clinical development and marketing.

Commenting, Percy Lomax, Regen Chairman and Chief Executive said 'We are pleased to announce the acquisition of rights to this project, consistent with our previously stated intention of building our business to both diversify risk and increase value for our shareholders. Our estimates suggest that the total potential world market is around $5bn per annum. It is important to note that this project could be in clinical trials very early next year.'

For more information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Interim Results
Released	07:48 15-Sep-05
Number	2988R

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2005

CHAIRMAN'S STATEMENT

Our interim results show the impact of the expansion of the group planned at the end of 2004. Our research costs were up 52% reflecting the increased scientific work during the period. Other costs, which basically encompass the doubling of our staff size, rose commensurately.

However, the story is not about costs but what we have achieved during the half year and a number of substantial milestones were reached during that period.

- On the pure research side we announced on the 27 April that a synthetic peptide derived from Colostrinin™ had shown activity in vitro in Parkinson's disease. In the opinion of the principal investigator it was worth further examination in this area.

- On the 20 June we announced that we had successfully defined the production process for Colostrinin™ at industrial scale.

- Two new patents were issued in the US. On the 14 February a patent was issued for neuronal cell differentiation and on the 4 March one was issued to cover the use of Colostrinin™ on dementia including Alzheimer's disease.

- Finally at the end of the period on the 27 June we announced a publication in the journal 'Neuropeptides' by researchers working for us at Roswell Park in New York. The publication of this study in a peer reviewed journal is an important scientific milestone as it confirms that Colostrinin™ reduces the aggregation and toxicity of Alzheimer's disease peptide (beta-amyloid) and protects nerve cells in vitro.

We should stress that the US market accounts for over half the developed world sales of central nervous system drugs and 35% of the global nutraceutical market. Our previously announced production in South Dakota and our scientific progress in the US is important in the development of the Company, in particular we will be able to supply the US market from the US, which is a key element in our strategy.

Percy W Lomax
Executive Chairman
15 September 2005

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2005

Consolidated Profit and Loss Account
For the six months ended 30 June 2005

	Unaudited 6 months to 30-Jun-05 (£000)	Unaudited 6 months to 30-Jun-04 (£000)	Audited Year to 31-Dec-04 (£000)
Turnover	**100**	-	**99**
Cost of sales	43	-	45
Gross profit	57	-	54
Administrative costs			
Development costs	313	206	457
Other	780	484	1,063
Goodwill amortisation	47	37	78
	1,140	727	1,598
Operating loss	(1,083)	(727)	(1,544)
Interest Receivable	24	27	46
Interest Payable	(5)	(2)	(4)
Loss on ordinary activities before taxation	(1,064)	(702)	(1,502)
Tax on ordinary activities	(30)	(30)	(114)
Loss on ordinary activities after taxation	(1,034)	(672)	(1,388)
Loss per share (basic and diluted)	(0.30)p	(0.24)p	(0.49)p

ReGen Therapeutics Plc

Consolidated Balance Sheet

	Unaudited As at 30-Jun-05 (£000)	Unaudited As at 30-Jun-04 (£000)	Audited As at 31-Dec-04 (£000)
Fixed Assets			
Intangible assets	2,178	1,801	2,190
Tangible assets	24	7	19
	2,202	1,808	2,209
Current assets			
Stocks	2	-	1
Debtors	194	74	1,163
Cash at bank	572	1,145	771
	768	1,219	1,935
Creditors: amounts falling due within one year	(461)	(191)	(601)
Net current assets	307	1,028	1,334
Net assets	2,509	2,836	3,543
Capital and reserves			
Share Capital - Issued and fully paid	342	280	342
- Deferred	5,298	5,298	5,298
Share premium	9,173	8,055	9,173
Other reserves	242	-	242
Profit and loss account	(12,546)	(10,797)	(11,512)
Equity shareholders' funds	2,509	2,836	3,543

ReGen Therapeutics Plc

Consolidated Cash Flow Statement

	Unaudited 6 months to 30-Jun-05	Unaudited 6 months to 30-Jun-04	Audited Year to 31-Dec-04
	(£000)	(£000)	(£000)
Operating loss	(1,083)	(727)	(1,544)
Amortisation	57	43	93
Depreciation	4	2	5
Increase in stocks	(1)		(1)
Decrease/(Increase) in debtors	957	430	(571)
(Decrease)/increase in creditors	(117)	(81)	257
Net cash outflow from operating activities	(183)	(333)	(1,761)
Returns on investments and servicing of finance			
Interest received	24	27	46
Interest paid	(5)	(2)	(5)
Taxation	43	-	-
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(10)	(4)	(4)
Payments to acquire intangible fixed assets	(45)	(19)	(66)
Acquisitions			
Purchase of a subsidiary undertaking:			
Acquisition expenses	-	-	(73)
Net overdraft acquired with subsidiary	-	-	(115)
Net cash outflow before management	(176)	(331)	(1,978)

Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Share Finance Facility
Released	08:00 15-Sep-05
Number	2991R

ReGen Therapeutics Plc

Date 15 September 2005

Committed Share Finance Facility

ReGen Therapeutics Plc ("ReGen" or the "Company") announces that on 14th September 2005 it entered in agreement with the Headstart Group of funds ("Headstart") under which Headstart will make available t Company a committed share finance facility of up to £2,000,000 (the "Headstart Facility").

Pursuant to the terms of the Headstart Facility, Headstart has agreed, when called upon by the Compar subscribe for, or purchase, new ordinary shares in the capital of the Company ("Ordinary Shares") to the val up to, in aggregate, £2,000,000. The Headstart Facility is available at any time up to 3 years from the c Committed Share Finance Facility Agreement is entered into by the Company and Headstart and can be d down by the Company in increments of up to £50,000. The subscription price for an Ordinary Share shε equal to 95% of the lowest closing bid price of an Ordinary Share in the fifteen trading days following the da which the Company notifies Headstart that it wishes to make a draw down under the Headstart Facility.

In consideration for Headstart making available the Headstart Facility, the Company has agreed to pay Hea a one-off underwriting commission of £60,000 payable by the issue of Ordinary Shares (on the basis of an a value per Ordinary Share of 1.35p, being the closing bid price on Wednesday 7th September 2005). £30,0 the underwriting commission was payable upon entering into the Headstart Facility and the remaining £30,(payable on the first anniversary thereafter. Accordingly, application has been made for 2,222,222 Ord Shares to be admitted to trading on the AIM market. It is expected that admission to listing will become effε and that dealings in these shares will commence on Tuesday 20th September 2005. In addition, the Compan agreed, subject to shareholder approval, to issue warrants granting Headstart the right to subscribe for 4,000,000 Ordinary Shares at a subscription price of 1.65p per share, being a price equal to 110% of the cl bid price of the Company's shares on 13th September 2005. Such warrants will be exercisable at any time before 14th September 2008. As the issue of the Warrants is subject to shareholder approval, ReGen will sl send to shareholders a circular containing a notice convening an extraordinary general meeting of the Con (the "Circular") for 10.00 a.m. on 10 October 2005 (the "EGM") containing resolutions to, inter alia, approv issue of the Warrants.

Copies of the Circular will be available, for collection only, free of charge to the public, from the Company, 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any (Saturdays, Sundays excepted) from 19 September 2005 until 14 October 2005.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007
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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Issue of Equity
Released	08:05 15-Sep-05
Number	2993R

15 September 2005
ReGen Therapeutics Plc

ReGen Therapeutics Plc places £1,556,000 of shares

FIRM PLACING
ReGen Therapeutics Plc ("ReGen" or the "Company") announces that it has today placed through its brokers J M Finn & Co with new and existing shareholders 89,000,000 new ordinary shares at 1p per share to raise £890,000, before expenses ("Placing")

Application will be made for these 89,000,000 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc.

CONDITIONAL PLACING
In addition to the above, ReGen has also placed through J M Finn & Co with new and existing shareholders (
conditional upon shareholder approval. Accordingly, in this regard ReGen will shortly send to shareholders :
(the "Circular") for 10.00 a.m. on 10 October 2005 (the "EGM").

The Directors of the Company are also seeking at the EGM authorities to grant warrants over 4,000,000 new
Directors of the Company are also seeking at the EGM renewal of their general authorities to issue shares an
General Meeting of the Company held on 26 April 2005.

If shareholder approval is granted at the EGM, application will be made for 66,600,000 new ordinary shares to be admitted to the AIM Market of the London Stock Exchange Plc and dealings are expected to commence at 8 a.m. on 13 October 2005.

Subsequent to the above firm and conditional placing, the new enlarged share capital of the Company on 13 (

Five directors are subscribing for new ordinary shares in the Placing: Mr Peter Garrod is subscribing for 22,500,000 new ordinary shares making his total holding 61,250,000, representing 12.26% of the Enlarged Share Capital. Mr Percy Lomax is subscribing for 500,000 new ordinary shares making his total holding 2,282,069 representing 0.46% of the Enlarged Share Capital. Mr Martin Small is subscribing for 900,000 new ordinary shares making his total holding 2,248,736 representing 0.45% of the Enlarged Share Capital. Mr Norman Lott is subscribing for 150,000 new ordinary shares making his total holding 182,000 representing 0.04% of the Enlarged Share Capital. Mr Tim Shilton is subscribing for 500,000 new ordinary shares which is his total shareholding in the Company and represents 0.1% of the Enlarged Share Capital.

Executive Chairman Percy Lomax commented, "This fundraising will enable ReGen to continue its development programme. I would remind investors that we are still anticipating revenue generation from our Colostrinin™ activities in 2006".

All new ordinary shares will rank pari passu with the existing ordinary shares of 0.1p each in the Company.

Copies of the Circular will be available, for collection only, free of charge to the public, from the Company, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA

during normal office hours on any day (Saturdays, Sundays excepted) from 19 September 2005 until 14 October 2005.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007
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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	12:26 20-Sep-05
Number	5034R

RNS Number:5034R
ReGen Therapeutics PLC
20 September 2005

20 September 2005

Declaration of Shareholding in ReGen Therapeutics Plc

Pursuant to the Companies Act 1985, we have been notified on the 20 September 2005, by City Equities Limited that it purchased 30m Ordinary Shares in ReGen Therapeutics Plc in the recent placing, representing approximately 6.93% of the issued share capital.

Having sold (acting as Principal) all of these shares to certain of it's private customers, as on 20 September 2005, City Equities Limited ceased to have an interest in the share capital of ReGen Therapeutics plc.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	16:26 22-Sep-05
Number	6467R

ReGen Therapeutics Plc
22 September 2005

Immediate Release

ReGen Therapeutics Plc

Declaration of Shareholding

Pursuant to the Companies Act 1985, ReGen Therapeutics Plc (the "Company") has received notification on the 22 September 2005 from Wills & Co Stockbrokers Limited that it has a beneficial interest in 13,920,000 ordinary shares in the Company, registered in the name of Pershing Keen Nominees, representing approximately 3.21% of the current issued share capital.

For further information, please contact:

Andrew Marshal
Marshall Robinson Roe
Tel. No. 020 7960 6007

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